Via EDGAR1

October 11, 2013

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Popular, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 9, 2013

File No. 001-34084

Dear Ms. Hayes:

Reference is made to your letter dated September 27, 2013. Included below are our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2012 filed on February 28, 2013 (the “2012 Form 10-K”), and Form 10-Q for the quarter ended June 30, 2013 filed on August 9, 2013 (the “Form 10-Q”).

In responding to the Staff’s comments, the Corporation acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

[1]	Certain confidential portions of this letter have been omitted by means of redacting a portion of the text. The Corporation is seeking confidential treatment of such confidential portions under Rule 83. This letter is being filed separately with the Commission without redactions in connection with such confidential treatment request. *[REDACTED]* denotes that text has been omitted and is the subject of a confidential treatment request.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

For reasons of business confidentiality, in a separate letter dated the date hereof, the Corporation requests that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system. A redacted version, which excludes the confidential information, has been or will promptly be filed electronically on the Commission’s EDGAR system as correspondence.

Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors, page 27

Risks Relating to Our Business, page 32

1.	While we note that you have described the risks related to the credit ratings downgrades of the Government of Puerto Rico on page 32, you appear to have omitted a discussion of the 2012 credit ratings downgrades applicable to you. In future filings, please add a risk factor that discusses the impact of your recent credit ratings downgrades, including information regarding any increases in your costs of funding, collateral obligations triggered by the downgrades, or any other adverse effect on your business or results of operations.

Management’s Response:

In December, 2012, Moody’s downgraded the ratings of Popular’s senior unsecured debt by three notches, from Ba1 to B1. At the time of the downgrade, Fitch Ratings’ and S&P’s ratings for senior debt were B+, which implies that the Moody’s rating for Popular was three notches above those of the other two agencies. After the Moody’s downgrade, its ratings were brought in line with the other two. Given that the Moody’s rating was so far above that of the other agencies, and that the 2012 downgrade occurred in the context of an improvement in general creditworthiness of the Corporation, as evidenced by higher earnings, improving credit and stronger capital, the resulting market impact was not material. Although the Corporation is not an active issuer of debt into the capital markets as it is funded primarily with deposits, there was no evidence of market concern after the ratings downgrade in 2012.

Please refer to Obligations Subject to Rating Triggers or Collateral Requirements, within the Liquidity section of Management’s Discussion and Analysis included in our Form 10K for the year ended December 31, 2012, for a discussion of the Corporation’s agreements subject to financial covenants. Some of the Corporation’s derivative instruments include financial covenants tied to the bank’s well-capitalized status and certain formal regulatory actions. These agreements could require exposure collateralization, early termination or both. The Corporation may be required to post additional collateral in connection with some of its recourse obligations, upon a credit rating downgrade. It may also be required to engage a substitute custodian for certain escrow deposits. The Corporation’s management expects that it would be able to meet additional collateral requirements if and when needed.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

The Corporation will add a risk factor in its future filings discussing its risks related to financial covenants and rating triggers, similar to the discussion included in Management’s Discussion and Analysis, including applicable information, if any, regarding any increases in the Corporation’s costs of funding, collateral obligations triggered by the downgrades or other adverse effects on the Corporation’s business or results of operations.

We and our subsidiaries, as well as EVERTEC, conduct business with financial…, page 38

2.	Please tell us about any contacts with Cuba, Syria or Sudan since your letters to us dated March 31, 2011 and August 12, 2011. In this regard, we note disclosure that you and your subsidiaries conduct business with financial institutions and card payment networks in countries whose nationals, including some of your customers’ customers, engage in transactions in countries that are the target of U.S. economic sanctions and embargoes, including Cuba. We note also disclosure in your Form 10-Q for the quarter ended June 30, 2013 that you submitted voluntary self-disclosure to OFAC regarding certain debit card transactions that originated from merchants in Cuba and were routed by your subsidiary Tarjetas y Transacciones en Red, TRANRED, C.A. As you know, Cuba, Syria and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria or Sudan since your prior letters, whether through subsidiaries, affiliates or customers, including EVERTEC. Your response should describe any services, transactions or products you have provided to or received from Cuba, Syria or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Management’s Response:

As noted in our previous disclosure to the Staff, neither the Corporation nor any of its subsidiaries or affiliates conduct any business, or have any agreement, commercial arrangements or other contracts, with the governments of Iran, Syria, Sudan or Cuba, nor with any entities controlled by those governments. Further, as a matter of corporate policy, any such contacts are prohibited, and the Corporation and its subsidiaries and affiliates do not anticipate conducting any business with, or entering into any agreements, commercial arrangements or other contracts with, the governments of Iran, Syria, Sudan or Cuba, or with any entities controlled by these governments in the future.

As described in our March 31, 2011 and August 12, 2011 letters, the Corporation’s business activities (through its affiliates EVERTEC Group, LLC and its subsidiaries (collectively, “EVERTEC”) and, until July 31, 2013, Tarjetas y Transacciones en Red Tanred, CA (“Tranred”)) in this regard are strictly limited to providing credit and debit card transaction processing services on an outsourced basis to card issuing banks located in Puerto Rico, Latin America and the Caribbean. On July 31, 2013, Popular completed the sale of Tranred to an unrelated third party and no longer provides processing services, other than through its affiliate EVERTEC.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

As noted in our public disclosures, on September 30, 2010, the Corporation completed the sale of a 51% majority interest in EVERTEC (including the Corporation’s merchant acquiring and processing and technology businesses) to an unrelated third-party and retained a 49% indirect ownership interest in EVERTEC. Currently, the Corporation holds a 21.3% indirect ownership interest in EVERTEC. EVERTEC continues to provide various processing and information technology services to the Corporation and its subsidiaries and gives Banco Popular de Puerto Rico (“BPPR”) access to the ATH network owned and operated by EVERTEC. We have been informed by EVERTEC that it has adopted policies and procedures to screen for and reject card transactions involving sanctioned countries.

Tranred is a debit and credit card processing company located and operating in Venezuela. Prior to July 31, 2013, Tranred was an indirect wholly owned subsidiary of the Corporation. Tranred’s banking clients, which are Venezuelan financial institutions, issue debit cards that Tranred had understood are authorized for Venezuela-originating transactions only, since Tranred has been advised by local counsel that Venezuelan currency laws and regulations prohibit out of country debit transactions. As part of a special review (conducted in connection with the sale of Tranred), Tranred discovered a U.S. dollar debit card product issued by the Cayman Islands branch of a Venezuelan bank customer of Tranred (the “Venezuelan Bank”). The Cayman Islands branch apparently is not subject to the in-country restriction under Venezuelan law that applies to the Venezuelan Bank. This review discovered 170 debit card transactions totaling approximately USD 73,000 originating in Cuba between October 2010 and May 2013. Tranred has confirmed that its Venezuelan clients and their affiliates offer no other debit card product serviced by Tranred that can be used outside Venezuela. Tranred implemented measures to prevent further processing of transactions involving Cuba in May 2013.

As per typical debit card routing, transactions made with the Cayman Islands-issued card were routed through the VISA network to Tranred, which in turn routed the transaction to the Venezuelan Bank, which authorized or rejected the transaction. Tranred thereafter would effect the Venezuelan Bank’s decision via the VISA network. Tranred is a service provider to its bank customers, and it never has possession or control of funds associated with debit card transactions. Tranred outsources certain “after the fact” accounting and reporting functions for debit card transactions to EVERTEC, while retaining the “real-time” processing functions in house. We have been advised by EVERTEC that those functions occurred after the relevant debit card transactions were completed, and EVERTEC had no involvement in the processing, routing or approval of the relevant transactions while they were live. We have also been advised by EVERTEC that the debit card transaction accounting data sent by Tranred to EVERTEC did not indicate a transaction’s country of origin, and accordingly, EVERTEC had no basis or ability to identify or recognize that these transactions had any nexus with Cuba. The information set forth above was confidentially reported to the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) on August 7, 2013. To this date, OFAC has not contacted the Corporation to follow up on this voluntary self-disclosure.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

Other than as described above, the Corporation is not aware of any services, transactions or products it has provided to or received from Cuba, Syria or Sudan, or any agreements, commercial arrangements, or other contacts the Corporation has had with the governments of those countries or entities controlled by their governments since the Corporation’s letters to the Staff dated March 31, 2011 and August 12, 2011.

3.	Please discuss the materiality of your contacts with Cuba, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

Management’s Response:

As noted above, neither the Corporation nor any of its subsidiaries and affiliates conduct any business, or have any agreement, commercial arrangements or other contracts, with the governments of Iran, Syria, Sudan or Cuba, nor with any entities controlled by those governments. Based on the considerations described in our March 31, 2011 and August 12, 2011 letters, which we have been informed by EVERTEC that have not materially changed, we do not consider our contacts with sanctioned countries to constitute a material investment risk for our security holders, either on a quantitative or a qualitative basis.

With respect to the Corporation’s voluntary self-disclosure to OFAC regarding certain debit card transactions that originated from merchants in Cuba that were routed by Tranred, we note that Tranred’s review discovered 170 debit card transactions originating in Cuba, with an approximate dollar value of USD73,000, during the period between October 2010 and May 2013. These transactions constitute a small number of transactions compared to the overall number of transactions Tranred processed during the same period. Further, immediately upon discovery of the Cuba-originating transactions, Tranred implemented a new control filter in its debit card transaction routing system to prevent the routing of any transaction originating in Cuba. Subsequently, on July 31, 2013, the Corporation completed the sale of Tranred to an unrelated third party and such transactions are not expected to represent a material risk going forward.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

4.	In future filings, please revise the last sentence of the first paragraph under this heading to specify the types of “countries or entities” to which you refer.

Management’s Response:

We will revise the last sentence to clarify that it refers to countries or entities that are sanctioned countries or entities.

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition…, page 2

Critical Accounting Policies, page 11

Loans and Allowance for Loan Losses, page 15

5.	We note that you have a determined cap related to your net charge-off trend factors and that, at times, this factor may replace your base historical loss rates. We also note your disclosure on page 32 of your Form 10-Q for the period ended June 30, 2013 that you removed this cap for commercial loans. Please revise your future filings to address the following and provide us with your proposed disclosures, where applicable:

•	Clarify if you still use this cap when determining the appropriate amount of allowance for loan losses related to your consumer loan portfolio.

Management’s Response:

As disclosed on page 31, Note 8 – Allowance for Loans and Lease Losses (“ALLL”) –, of our Form 10-Q for the period ended June 30, 2013, our ALLL framework currently considers the use of a cap for the recent loss trend adjustments or trend factors related to the consumer and mortgage loan portfolios. For the consumer and mortgage portfolios, the objective of the caps is to limit excessive pro-cyclicality in the recent loss trend adjustment due to changing economic periods given the shorter six month look back window. These caps are calibrated annually at the end of each year and consistently applied until the next annual review. The caps are determined by measuring historic periods in which the recent loss trend adjustment rates were higher than the base loss rates and setting the cap at a percentile of the historic trend loss rates.

•	Clarify whether you have used the trend adjustment factor to replace any of the base loss rates during the periods reported and, if so, clarify the portfolios for which the base loss rate has been replaced.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

Management’s Response:

As disclosed in our Form 10-Q for the period ended June 30, 2013, we apply the recent loss trend adjustment to replace the base loss rate with a 12-month average loss rate for the commercial, construction and legacy loan portfolios and 6-month average loss rate for the consumer and mortgage loan portfolios, when these trends are higher than the respective base loss rates, up to a determined cap in the case of consumer and mortgage loan portfolios. The objective of the recent loss trend adjustments is to include information about recent increases in loss rates in a timely and prudent manner. These adjusted loss rates are determined and applied to each group of homogeneous loans or the ALLL loan segmentation. For disclosure purposes, the ALLL loan segmentation rolls up to the portfolio main or regulatory categories per reporting entity.

We will revise future filings to clarify for which loan categories the base loss rate has been replaced with the recent loss adjustment factor. The following is our proposed disclosure based on the periods ended June 30, 2013 and December 31, 2012.

For the period ended June 30, 2013, 41% of the ALLL for our BPPR non-covered loan portfolios utilized the recent loss trend adjustment instead of the base loss. The effect of replacing the base loss with the recent loss trend adjustment was mainly concentrated in the commercial multi-family, mortgage, leasing, and auto loan portfolios. For the period ended June 30, 2013, 24% of the ALLL for our BPNA loan portfolios utilized the recent loss trend adjustment instead of the base loss. The effect of replacing the base loss with the recent loss trend adjustment was mainly concentrated in the commercial multi-family, commercial real estate non-owner occupied, commercial and industrial, and legacy loan portfolios.

For the period ended December 31, 2012, 32% of the ALLL for our BPPR non-covered loan portfolios utilized the recent loss trend adjustment instead of the base loss. The effect of replacing the base loss with the recent loss trend adjustment was mainly concentrated in the commercial multi-family, commercial and industrial, construction, credit cards, and personal loan portfolios. For the period ended December 31, 2012, 8% of the ALLL for our BPNA loan portfolios utilized the recent loss trend adjustment instead of the base loss. The effect of replacing the base loss with the recent loss trend adjustment was mainly concentrated in the construction and legacy loan portfolios.

•	Disclose the specific methodology or factors considered when determining the appropriate cap for your trend adjustment factors, particularly when you determine that these factors should replace your base historical loss rates.

Management’s Response:

As previously noted, we apply the recent loss trend adjustment to replace the base loss rates with a 12-month average loss rate for the commercial, construction and legacy loan portfolios and 6-month average loss rate for the consumer and mortgage loan portfolios, when these trends are higher than the respective base loss rates. The adjustment allows for a more recent loss trend to be captured and reflected in the ALLL framework, while limiting excessive pro-cyclicality on changing economic periods using caps for the consumer and mortgage portfolios as they employ a shorter six-month look back window. These consumer and mortgage recent loss trend caps are calibrated annually and consistently applied until the next annual review. To establish the caps, we measure historical periods in which the trend loss rates were higher than the base loss rates and set the cap at a percentile of such periods for each loan group.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

We will revise future filings to clarify how the cap is determined. This disclosure will be performed in the recent loss trend adjustment disclosure of the Allowance for Loans and Lease Losses Note of our financial statements. The following is our proposed disclosure revision:

Recent loss trend adjustment, which replaces the base loss rate with a 12-month average loss rate for the commercial, construction and legacy loan portfolios and 6-month average loss rate for the consumer and mortgage loan portfolios, when these trends are higher than the respective base loss rates, up to a determined cap in the case of consumer and mortgage loan portfolios. The objective of this adjustment is to allow for a more recent loss trend to be captured and reflected in the ALLL estimation process, while limiting excessive pro-cyclicality on changing economic periods using caps for the consumer and mortgage portfolios given the shorter six month look back window. These caps are calibrated annually at the end of each year and consistently applied until the next annual review. As part of the periodic review of the adequacy of the ALLL models and related assumptions, management monitors and reviews the loan segments for which the caps are being utilized in order to assess the reasonability of the cap in light of current credit and loss trends. Management makes reserve adjustments if warranted upon the completion of these reviews. The caps are determined by measuring historic periods in which the recent loss trend adjustment rates were higher than the base loss rates and setting the cap at a percentile of the historic trend loss rates.

•	Discuss the factors considered when concluding that the use of a cap for your loan loss rates complies with GAAP and regulatory guidance, particularly in instances where the trend factor replaces your base loss rates.

Management’s Response:

As stated in the 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses, “When estimating credit losses on each group of loans with similar risk characteristics, an institution should consider its historical loss experience on the group, adjusted for changes in trends, conditions, and other relevant factors that affect repayment of the loans as of the evaluation date.” Popular Inc. has developed, adopted and thoroughly documented a methodology to establish the ALLL level based on applicable accounting and regulatory guidance. It segments the portfolio into homogenous pools, considers historical loss experience while adjusting for recent loss trends and other environmental and qualitative factors. Among other things, the 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses seeks to ensure consistency with GAAP. This guidance states that “Determining the appropriate level for the ALLL is inevitably imprecise and requires a high degree of management judgment. Management’s analysis should reflect a prudent, conservative, but not excessive ALLL that falls within an acceptable range of estimated credit losses.” It also states that “Methodologies for determining the historical net charge-off rate on a group of loans with similar risk characteristics under FAS 5 can range from the simple average of, or a determination of the range of, an institution’s annual net charge-off experience to more complex techniques, such as migration analysis and models that estimate credit losses. Generally, institutions should use at least an “annualized” or 12-month average net charge-off rate that will be applied to

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

the groups of loans when estimating credit losses. However, this rate could vary.” Our ALLL methodology considers adequate look back periods for our base loss rates. We further adjust with the recent loss trend adjustment to consider in the ALLL estimation process recent increases in loss trends that may not be fully reflected in the base loss rate. As discussed, given the shorter 6 month historical look back window, we do apply certain caps or a ceiling to the recent loss adjustment in order to limit excessive pro-cyclicality. The caps are not arbitrarily determined and assigned. They are determined and consistently applied based on a methodology that considers the historical relationship between the last 6 month net charge-off rates and the base loss per product. The caps are also monitored periodically in light of current credit and loss trends and management incorporates adjustments to the ALLL if warranted. Our loss rates also consider a final adjustment to reflect environmental factors, which include credit and macroeconomic indicators. It is our view that we are in full compliance with US GAAP and regulatory guidance given all the factors discussed above.

•	Discuss the procedures used to validate the appropriateness of your loss estimate when this cap has replaced your base loss rates

Management’s Response:

Popular’s Credit Risk Management Division (“CRMD”) is responsible for the ALLL models and has the responsibility to review the actual credit performance of each loan portfolio and to evaluate and establish the ALLL and related adjustments at the corporate level. CRMD has constituted an ALLL Management Committee that among other things reviews, monitors, discusses, and documents management’s decisions related to the ALLL, including portfolio by portfolio reviews of credit quality and corresponding reserves by reserve component (including the aforementioned review of the reasonability of the caps), review of economic and qualitative factors, and review of the adequacy of the ALLL models and related assumptions. The ALLL Committee also reviews the calibrations of the ALLL models and the internal validations and back testing exercises. Popular Inc. has a Credit Strategy Committee (CRESCO) that oversees all credit-related activities. This committee is responsible for managing the Corporation’s overall credit exposure and for developing credit policies, standards and guidelines that define, quantify and monitor credit risk. Through the CRESCO, Senior Management reviews asset quality, trends, forecasts, problem loans, and the methodology for assessing the adequacy of the ALLL. CRESCO monitors and reviews the adequacy of the ALLL levels and periodically approves appropriate provision levels. The Allowance for Loans and Lease Losses models are validated by an independent third party on a yearly basis.

The Risk Management Committee (RMC) of the Corporation’s Board of Directors is the body designated with the responsibility to review and approve the adequacy of the Corporation’s policies, strategies and guidelines related to the ALLL.

Definitive Proxy Statement on Schedule 14A

Other Relationships, Transactions and Events, page 26

6.	In future filings, please ensure that you disclose the names of the related persons discussed in this section, as required by Regulation S-K Item 404(a)(1). For example, we

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

note you have omitted the names of Mr. Vizcarrondo’s brother, Mr. Unanue’s brother-in- law, and Mr. Carrión’s brother-in-law and sister from your disclosure on page 29. Additionally, please also clarify in future filings whether the $250,000 line of credit extended to Mr. Vizcarrondo’s brother was repaid, or is also in collection proceedings. If the latter, please disclose the amount outstanding. See Regulation S-K Item 404(a)(5).

Management’s Response:

We have not disclosed the names of the related persons because BPPR is subject to compliance with privacy laws enacted under the Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act restricts, subject to certain exceptions, the public disclosure of the names of the bank’s borrowers without their consent, which the bank has not received.

In connection with the $250,000 line of credit extended to Mr. Vizcarrondo’s brother, we will clarify future disclosures to explain that the $250,000 line of credit was also subject to collection proceedings and that the full amount was outstanding. It should be noted (and will be noted in our applicable future filings) that in March 2013 this loan and the $250,000 line of credit were sold to an unrelated third party as part of a bulk sale of non-performing assets. The price of the amounts sold in the bulk sale was equal to 34% of the unpaid principal balance of the loans and the appraised value of the other real estate owned.

Compensation Discussion and Analysis, page 44

Align compensation with stockholders, page 46

7.	We note your disclosure that you “will continue to consider [y]our stockholders’ perspectives on an annual basis.” Please provide draft disclosure in your next response, to be included in future filings, clarifying how your consideration of the shareholder advisory vote impacts compensation decisions and policies. See Regulation S-K Item 402(b)(1)(vii). In this regard, we also note your response dated August 12, 2011 to our prior comment 30, in which you indicated you would disclose how the Committee considered the shareholder advisory vote in future proxy statements.

Management’s Response:

As a participant in the United States Treasury Department’s Capital Purchase Plan (“CPP”), Popular is subject to limitations regarding the type and amount of permissible incentive compensation for its Named Executive Officers (“NEOs”), who are CPP-covered employees. Shareholders have acknowledged, through the advisory vote with regards to the Corporation’s Executive Compensation Program, the Corporation’s approach towards compensation, including by basing the grant of permissible long-term restricted stock on a review of the company’s and each individual’s performance. As per your request, below we are providing a draft disclosure based on the 2013 results that will be included and updated as needed in next year’s proxy statement:

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

“At the annual stockholders meeting of April 2013, the vast majority of Popular’s voting stockholders (98.02%) approved the Corporation’s overall executive compensation policies and practices. They supported our belief that Popular’s programs are centered on promoting a performance-based culture and aligning the interests of stockholders and executives by linking a substantial portion of compensation to the Corporation’s financial performance, without encouraging unnecessary or excessive risk taking. The stockholder validation of the Corporation’s executive compensation policies and practices was taken into consideration by the Committee as it developed strategic objectives, business plans and compensation elements related to the 2013 fiscal year. Incentive awards granted in 2013 were based on each Named Executive Officer’s (“NEO’s”) contribution to achieve the common overarching goal of strengthening the Corporation’s financial condition by increasing capital, liquidity and assets. The Committee will continue to consider our stockholders’ perspectives on an annual basis.”

Role of the Compensation Committee, page 47

8.	Please provide draft disclosure to be included in future filings discussing the bases underlying the Compensation Committee’s conclusions discussed in this section. For example:

•	Clarify why “the Corporation’s financial situation” resulted in no change to base pay amounts for named executive officers.

•	Disclose any significant results of the self-evaluation relating to the Committee’s structure, processes and overall performance.

•	Explain how the Committee concluded “that the Corporation’s incentive plans do not encourage unnecessary or excessive risk taking.”

Management’s Response:

The base pay decisions with regard to the NEOs were taken in February of 2012. At that time, the Corporation had recently (2011) attained operational profitability for the first time since 2006. The Compensation Committee exercised prudence regarding base pay increases since the Corporation continued to operate in a challenging economic environment and was still in the midst of major initiatives to improve financial results, including the quality of its loan portfolios. A similar disclosure will be provided in future filings which explains base pay decisions in light of the facts applicable to the covered period.

As per your request, below we are providing a draft disclosure that will be included and updated as needed in next year’s proxy statement:

“The Compensation Committee completes an annual self-evaluation covering three areas/topics: Committee Structure (e.g., appropriate charter, committee size, mix of skills, experience and

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

expertise, etc.); Committee Process (e.g., appropriate number of meetings, sufficient time for discussion, resolution of issues, etc.) and Overall Performance. The purpose of the evaluation is to gather feedback from members on the structure and composition of the Committee as well as the processes related to information, communication and decision making. At the Committee’s [             2013] self-evaluation, members indicated positive levels of satisfaction on all of the above factors and recognized prior improvements made to the organization and content of meeting materials.

In the Compensation Committee meeting of [ 2013], the Chief Risk Officer described the review process undertaken by Risk Management with the support of the Corporation’s Human Resources Department under applicable TARP regulations. The Risk team performed a review of recent regulatory developments and the evaluation of the incentive compensation plans. The work to evaluate the incentive plans included the following:

•	Obtain and validate the updated inventory of the variable pay plans in the Corporation, including participants and payout levels

•	Reviewing of recent regulatory developments and their implications with regards to executive compensation

•	Detailed evaluation of certain compensation arrangements that pertained to commissions, sales and credit approval. The assessment validated the adequacy of plan documentation, the performance measures driving the incentive and the manner in which the incentive design and internal controls mitigated possible risk taking behaviors. Based on the review, Risk Management did not identify any plans that encourage employees to take unnecessary or excessive risks.”

Long-Term Restricted Stock—2012, page 51

9.	We refer to your response dated August 12, 2011 to prior comment 32, in which you indicated that “specific thresholds or targeted levels of achievement were generally not predetermined” and that the Compensation Committee “exercises discretion to determine awards in accordance with [your] performance-based policies and procedures.” We note that your existing proxy disclosure refers to “incentive targets.” For example, your disclosure on page 53 indicates that one factor considered in determining 2013 equity grant awards to Mr. Vázquez was BPNA’s achievement of net income that “significantly exceeded target.” Please note that you are required to disclose the specific items of corporate performance considered in making compensation decisions, such as any predetermined performance goal or target, as well as to identify the extent to which any discretion was exercised in awarding performance-based compensation. See Regulation S-K Item 402(b)(v)-(vi). Please provide draft disclosure to be included in future filings clarifying the extent to which the Compensation Committee uses performance goals or targets in determining executive compensation, including disclosure of the specific goals or targets, as well as the extent to which the Committee exercises its discretion or subjectivity in determining these amounts.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

Management’s Response:

The Corporation believes that long-term restricted stock is an effective means to align NEO compensation with the Corporation’s long-term financial success and the interests of stockholders. Our NEOs are only eligible for grants of CPP-compliant long term restricted stock which are not required to have performance criteria. Grants made by the Compensation Committee are discretionary, and specific incentive thresholds or targeted levels of achievement are not predetermined. Nevertheless, the Committee grants awards based on its assessment of the Corporation’s results and each NEO’s performance. Hence, while the Compensation Committee did not determine the 2013 grants based on formulaic approach, it did consider several dimensions of performance. For the 2014 Proxy Statement, we will provide a similar disclosure in order to clarify that the decisions regarding CPP-compliant long-term restricted stock awards are not based on a formulaic method.

In the particular case of Mr. Vázquez, the Compensation Committee considered that his business unit exceeded the expectations, mainly due to better credit performance resulting in a lower provision for loan losses. This accomplishment, together with improvements in loan growth and increases in low-cost deposits, resulted in a very positive outcome for our U.S.-based operation.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Notes to Consolidated Financial Statements, page 9

Note 21 - Commitments and contingencies, page 78

Other Significant Proceedings, page 80

10.	Your disclosure indicates that you are no longer receiving regular reimbursements from the FDIC under your loss share agreement, beginning in June 2012. Please address the following and provide us with your proposed disclosure revisions, where applicable:

•	Tell us in greater detail the reasons why the FDIC has refused reimbursement of expenses.

Management’s Response:

The FDIC has withheld reimbursements under the commercial shared-loss agreement (the “CSLA”) for losses and expenses incurred by BPPR due to a disagreement between BPPR and the FDIC regarding the proper calculation of the fair, or realizable, value of the collateral of certain late stage real-estate-collateral dependent loans. Specifically, the FDIC is now objecting to BPPR’s use of liquidation and/or disposition appraisal values to measure the impaired portion of such loans and calculate the corresponding charge-offs.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

Prior to June 30, 2012, the FDIC had reimbursed BPPR for all claims, including claims for impaired loan losses measured by liquidation and/or disposition appraisal values. The FDIC did not object to BPPR’s charge-off policies and procedures, which pre-date the CSLA and are applicable to all commercial loans held by BPPR.

The dispute between BPPR and the FDIC has caused a delay in the administration of the entire CSLA, including BPPR’s ability to obtain reimbursement for claims not in dispute, because the FDIC has required sequential processing and payment of quarterly shared-loss claims submitted by BPPR. *[REDACTED]*, the FDIC has stated that it intends to pay all amounts not in dispute, but has not yet done so.

•	Discuss the differences between your charge-off policies, which you state is in accordance with regulatory guidance on page 80 and the FDIC’s preferred methodology, and clarify specifically what the terms of the FDIC loss sharing agreement require you to use.

Management’s Response:

*[REDACTED]*

•	You disclose that the difference between the amounts reimbursable under your charge-off policies and the FDIC’s preferred methodology totaled $102.6 million. Revise future filings to disclose the amount by which your total indemnification asset would be impaired if you were to continue to use the FDIC’s preferred methodology for estimated future claims as well.

Management’s Response:

The disclosed amount of $102.6 million is a static measure of the difference between the impairment calculated pursuant to the policies and procedures of BPPR and the preferred methodology of the FDIC as of June 30, 2013. The resulting difference between the methodologies, however, does not mean that these losses will not be realized, that BPPR will not be able to claim reimbursement from the FDIC for such losses prior to the termination of the reimbursement period on June 30, 2015, or that the indemnification asset is impaired. For example, to the extent BPPR is able to liquidate the assets through sale or otherwise in compliance with the requirements of the CSLA prior to June 30, 2015, the use of different methodologies to compute charge-offs will not impact the actual loss on resolution.

•	Tell us in detail the methodology and assumptions used to determine the difference of $102.6 million disclosed in your financial statements.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

Management’s Response:

As previously indicated, the disclosed amount of $102.6 million is a static measure of the current difference between the impairment calculated pursuant to the policies and procedures of BPPR and the preferred methodology of the FDIC as of June 30, 2013. Specifically, the number was derived from the difference between the liquidation and/or disposition value and the market value, as defined in the appraisal, for each applicable collateral property. As stated above, management exercises its best judgment in determining the estimated fair, or realizable, value based on its analysis of the circumstances of the collateral and the market conditions.

•	Clarify if you used the preferred methodology in the past. If not, tell us whether you will have to repay any amounts previously received from the FDIC as a result of switching to their preferred methodology and, if so, revise future filings to disclose this fact and quantify such amounts.

Management’s Response:

The impaired portion of all late stage real-estate-collateral-dependent loans covered by the CSLA has been measured in accordance with BPPR’s policies and procedures, including the use of liquidation and/or disposition value in appropriate cases. BPPR has not altered its policies or limited the same to exclude the use of liquidation and/or disposition appraisal values as the best measure of the fair, or realizable, value of such collateral. BPPR has effected charge-offs during the entire term of the shared-loss agreement consistent with our policies and procedures and in accordance with Examination Criteria as required by the CSLA. *[REDACTED]*

•	Tell us in detail how you determined that this asset was not impaired, and tell us how you considered the timing of cash flows to be received under this agreement in your assessment. Please also tell us what the impact has been, if any, on your estimate of the related true-up payment.

Management’s Response:

The impact from the dispute on BPPR’s ability to claim reimbursement from the FDIC, if any, will be limited to BPPR’s claims for reimbursement for a portion of the measured impairment of covered assets at the time such impairment is measured. BPPR will continue to receive reimbursement for losses realized on covered assets under the CSLA, including losses realized on impaired covered assets. The FDIC has indicated its intention to pay amounts due under the CSLA that are not in dispute.

Management believes that it will prevail in the arbitration process with the FDIC, as it believes it has fully complied with the terms of the CLSA agreement and is entitled to receive reimbursements for all amounts claimed to date and, therefore the indemnification asset is not considered impaired. Furthermore, as indicated previously, the indemnification asset has not

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

become uncollectible as losses can be realized by actions other than measuring the impairment of the collateral, for example, through collection, disposition of assets or other loss mitigation efforts as allowed by the shared-loss agreement.

The dispute has not required a revision of the true-up payment, as management has not revised its estimates of losses as a result of this process. As previously explained, BPPR will continue to be able to obtain reimbursement on losses realized on covered assets under the CSLA until the termination of the reimbursement period on June 30, 2015, which actual losses could be realized upon resolution of the asset.

•	We note that the FDIC discontinued payment subsequent to June 2012 and that the amounts reported in your disclosure appear material to net income for the periods affected. Since the amount that the FDIC has refused to reimburse you for is material to your net income, tell us why you did not provide disclosure within your financial statements of the FDIC’s refusal to reimburse you in your September 30, 2012 or March 31, 2013 Forms 10-Q or your December 31, 2012 10-K.

Management’s Response:

With respect to the September 30, 2012 10-Q disclosure, the FDIC did not communicate its objection to BPPR’s methodology for measuring the impairment of certain late stage real-estate-collateral-dependent loans until November 7, 2012, and even then did so only verbally, through a telephone conference call.

With respect to the December 31, 2012 10-K disclosure, the Corporation included among its “Risk Factors” discussion a section disclosing the risks associated with the FDIC-assisted transaction and CSLA. (See Popular Form 10-K for the period ending December 31, 2012, at 40-41.) The Corporation made a specific disclosure regarding the delay by the FDIC in paying certain claims related to late stage real-estate-collateral-dependent loans, stating that BPPR had not received requested reimbursements from the FDIC “for approximately $71.1 million in requested shared-loss claims related to the June 30, 2012 quarter, which have not been paid because of a difference of approximately $26.2 million related to the methodology for the computation of charge-offs for certain late stage real estate collateral dependent loans.” (Id. at 40.). At the date of filing, BPPR had not filed its statement of claim and both the FDIC and BPPR were hopeful that they could find a resolution outside formal dispute resolution process. With respect to the March 31, 2013 10-Q disclosure, BPPR included under “Other Matters” an update to the information disclosed in the December 31, 2012 10-K as the matter progressed through the dispute resolution process. (See Popular Form 10-Q for the quarterly period ending March 31, 2013, at 117-18.) BPPR disclosed that, as of March 31, 2013, BPPR had “unbilled shared-loss claims to periods subsequent to June 30, 2012 of approximately $229.6 million under the commercial loss share agreement with the FDIC related to late stage real estate collateral dependent loans.” (Id. at 117.) *[REDACTED]* At the time of filing the June 30, 2013 Form 10-Q management determined it was appropriate to provide this disclosure in its financial statements.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

•	In future filings, revise your disclosures on page 57 to disclose the weighted average life of the single family mortgage, consumer and commercial portfolios subject to the FDIC loss sharing agreement.

Management’s Response:

The Corporation will include in its future filings the weighted average life of the single family mortgage, consumer and commercial portfolios subject to the FDIC loss sharing agreement.

Note 19 - Other comprehensive loss, page 74

11.	Please revise your future filings to provide disclosure of the changes of the components of other comprehensive loss during the period. This disclosure should include reference to the beginning balance of each component, the various changes occurring during the reporting period and the ending balance. Refer to ASC 220-10-45-14A and 220-10-55-15-15A. Provide us with your proposed disclosures.

Management’s Response:

The Corporation will revise its future filings to provide disclosure of the changes of the components of other comprehensive loss during the period. The following is the proposed disclosures with balances for the quarter and six months ended June 30, 2013 and 2012:

	Changes in Accumulated Other Comprehensive Loss by Component [1]
		Quarters ended June 30,		Six months ended June 30,
(In thousands)		2013	2012	2013	2012
Foreign currency translation	Beginning Balance	$(30,553)	$(28,915)	$(31,277)	$(28,829)

	Other comprehensive loss
		(2,653)	(860)	(1,929)	(946)

	Net change	(2,653)	(860)	(1,929)	(946)

	Ending balance	$(33,206)	$(29,775)	$(33,206)	$(29,775)

Adjustment of pension and
postretirement benefit plans	Beginning Balance	$(221,528)	$(211,544)	$(225,846)	$(216,058)

	Amounts reclassified from accumulated other comprehensive loss for amortization of net losses	3,207	4,550	7,525	9,099
	Amounts reclassified from accumulated other comprehensive loss for amortization of prior service cost	—	(35)	—	(70)

	Net change	3,207	4,515	7,525	9,029

	Ending balance	$(218,321)	$(207,029)	$(218,321)	$(207,029)

Unrealized net holding gains
on investments	Beginning Balance	$130,562	$196,877	$154,568	$203,078

	Other comprehensive loss before reclassifications	(106,572)	(16,019)	(130,578)	(22,220)
	Amounts reclassified from accumulated other comprehensive income	—	349	—	349

	Net change	(106,572)	(15,670)	(130,578)	(21,871)

	Ending balance	$23,990	$181,207	$23,990	$181,207

Unrealized net gains (losses)
on cash flow hedges	Beginning Balance	$(489)	$(203)	$(313)	$(739)

	Other comprehensive income (loss) before reclassifications	4,118	(3,345)	4,048	(4,430)
	Amounts reclassified from other accumulated other comprehensive loss	(2,131)	2,562	(2,237)	4,183

	Net change	1,987	(783)	1,811	(247)

	Ending balance	$1,498	$(986)	$1,498	$(986)

	Total	$(226,039)	$(56,583)	$(226,039)	$(56,583)

[1]	All amounts presented are net of tax.

*****

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

October 11, 2013

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-756-3982 or Jorge J. García, Senior Vice President and Corporate Comptroller, at 787-765-9800 ext. 506101.

Sincerely,

/s/ Carlos J. Vázquez

Carlos J. Vázquez

Executive Vice President and

Chief Financial Officer